UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                  RENTECH, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    760112102
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event Which Requires Filing of this Statement)

         |_|  Rule 13d-1(b)
         |X|  Rule 13d-1(c)
         |_|  Rule 13d-1(d)

                                  SCHEDULE 13G

CUSIP No. 760112102                                           Page 2 of 15 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mercator Momentum Fund, L.P.                                 EIN:03-0021366
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5    SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

  OWNED BY          704,104
               -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8    SHARED DISPOSITIVE POWER

    WITH            704,104
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     704,104
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.62%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 760112102                                           Page 3 of 15 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mercator Momentum Fund III, L.P.                             EIN:32-0056070
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5    SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

  OWNED BY          1,097,870
               -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8    SHARED DISPOSITIVE POWER

    WITH            1,097,870
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,097,870
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.96%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 760112102                                           Page 4 of 15 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Monarch Pointe Fund, Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    5    SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

  OWNED BY          4,536,291
               -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8    SHARED DISPOSITIVE POWER

    WITH            4,536,291
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,536,291
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3.95%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 760112102                                           Page 5 of 15 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Pentagon Special Purpose Fund, Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    5    SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

  OWNED BY          3,152,737
               -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8    SHARED DISPOSITIVE POWER

    WITH            3,152,737
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,152,737
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     2.75%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 760112102                                           Page 6 of 15 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     M.A.G. Capital, LLC                                          EIN: 300021359
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5    SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

  OWNED BY          11,878,256, some of which are held by Mercator Momentum Fund and Mercator Momentum Fund III (together, the "Funds"), some
    EACH            of which are owned by Monarch Pointe Fund, Ltd. ("MPF"),
                    some of which are owned by Pentagon Special Purpose Fund,
  REPORTING         Ltd. ("Pentagon") and some of which are owned by M.A.G.
                    Capital, LLC ("MAG"). MAG is the general partner of the
   PERSON           Funds and controls the investments of MPF and Pentagon.
               -----------------------------------------------------------------
    WITH       7    SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    11,878,256, some of which are held by the Funds, some by MPF, some by Pentagon and some by MAG.
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,878,256
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 760112102                                           Page 7 of 15 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     David F. Firestone
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
  NUMBER OF    5    SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

  OWNED BY          11,878,256, all of which are held by the Funds, MPF,
                    Pentagon and MAG. David F. Firestone is Managing Member of
    EACH            MAG.
               -----------------------------------------------------------------
  REPORTING    7    SOLE DISPOSITIVE POWER

   PERSON           0
               -----------------------------------------------------------------
    WITH       8    SHARED DISPOSITIVE POWER

                    11,878,256, all of which are held by the Funds, MPF, Pentagon and MAG. David F. Firestone is Managing Member of MAG.
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,878,256
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 760112102                                           Page 8 of 15 Pages

      This statement is hereby amended and restated in its entirety as follows:

Item  1.    Issuer.

      (a)   The name of the issuer is Rentech, Inc. (the "Issuer").

      (b) The address of the Issuer's principal executive office is 1331 17th Street, Suite 720, Denver, Colorado 80202-1557.

Item  2.    Reporting Person and Security.

      (a) Mercator Momentum Fund, L.P. ("Momentum Fund") and Mercator Momentum Fund III, L.P. ("Momentum Fund III" and, with Momentum Fund, the "Funds") are private investment limited partnerships organized under California law. The general partner of each of the Funds is M.A.G. Capital, LLC ("MAG"), a California limited liability company. David F. Firestone is the Managing Member of MAG. Monarch Pointe Fund, Ltd. ("MPF") is a corporation organized under the laws of the British Virgin Islands. MAG controls the investments of MPF. Pentagon Special Purpose Fund, Ltd. ("Pentagon") is a corporation organized under the laws of the British Virgin Islands. MAG controls the investments of Pentagon in the Issuer's securities. The Funds, MPF, Pentagon, MAG and David F. Firestone are referred to herein as the "Reporting Persons."

      (b) The business address of each of the Funds, MAG and David F. Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland. The business address of Pentagon is c/o Olympia Capital (Ireland) Limited, Harcourt Centre, 6th Floor, Block 3, Harcourt Road, Dublin 2, Ireland.

      (c) Each of the Funds is a California limited partnership. MAG, their general partner, is a California limited liability company. MPF and Pentagon are corporations organized under the laws of the British Virgin Islands.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.01 per share (the "Common Stock").

      (e)   The CUSIP number is 760112102.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

      (b)   [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

                                  SCHEDULE 13G

CUSIP No. 760112102                                           Page 9 of 15 Pages

      (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   [ ] An investment adviser in accordance with Section
240.13d-1(b)(1)(ii)(E).

      (f)   [ ] An employee benefit plan or endowment fund in accordance with
Section 240.13d-1(b)(1)(ii)(F).

      (g)   [ ] A parent holding company or control person in accordance with
Section 240.13d-1(b)(1)(ii)(G).

      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j)   [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

      Not   Applicable.

Item  4.    Ownership.

      The Funds, MPF, Pentagon and MAG each own warrants to purchase shares of Common Stock. The documentation governing the terms of the warrants contains provisions prohibiting any exercise of the warrants that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. As a result of these provisions, the Reporting Persons have never had beneficial ownership of more than 9.99% of the outstanding shares of Common Stock.

      As of December 31, 2005, the Funds, MPF, Pentagon and MAG owned the following securities of the Issuer:

      Momentum Fund owned 473,806 shares of Common Stock and warrants to purchase up to 230,296 shares of Common Stock.

      Momentum Fund III owned 703,076 shares of Common Stock and warrants to purchase up to 394,794 shares of Common Stock.

      MPF owned 3,187,411 shares of Common Stock and warrants to purchase up to 1,348,880 shares of Common Stock.

      Pentagon owned 2,165,752 shares of Common Stock and warrants to purchase up to 986,985 shares of Common Stock.

      MAG owned warrants to purchase up to 2,960,955 shares of Common Stock.

                                  SCHEDULE 13G

CUSIP No. 760112102                                          Page 10 of 15 Pages

      David F. Firestone owned no securities of the Issuer directly.

      The right to vote and the right to dispose of the shares beneficially owned by Momentum Fund, Momentum Fund III, MPF and Pentagon are, in each case, shared among either Momentum Fund, Momentum Fund III, MPF or Pentagon, as applicable, and both MAG and David F. Firestone. The right to vote and the right to dispose of the shares beneficially owned by MAG are shared by MAG and David
F. Firestone.

      Assuming that the Issuer had 113,553,254 shares of Common Stock outstanding as of December 31, 2005, which is the number reported by the Issuer as outstanding on November 18, 2005, according to its Annual Report on Form 10-K for the fiscal year ended September 30, 2005, the individual Reporting Persons had, on December 31, 2005, beneficial ownership of the following numbers of shares of Common Stock which represented the following percentages of the Common Stock outstanding:

                                    Shares Owned     Percentage
                                    ------------     ----------
            Momentum Fund                704,102        0.62%

            Momentum Fund III          1,097,870        0.96%

            MPF                        4,536,291        3.95%

            Pentagon                   3,152,737        2.75%

            MAG                       11,878,256        9.99%

            David F. Firestone        11,878,256        9.99%

Item  5.    Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

      Not Applicable.

Item  6.    Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                                  SCHEDULE 13G

CUSIP No. 760112102                                          Page 11 of 15 Pages

      Not Applicable.

Item  8.    Identification and Classification of Members of the Group.

      Not Applicable.

Item  9.    Notice of Dissolution of Group.

      Not Applicable.

Item  10.   Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

CUSIP No. 760112102                                          Page 12 of 15 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 1, 2006                      MERCATOR MOMENTUM FUND, L.P.

                                         By: M.A.G. CAPITAL, LLC,
                                         its general partner

                                         By: /s/ Harry Aharonian
                                             ----------------------------------
                                             Harry Aharonian, Portfolio Manager

Dated:  May 1, 2006                      MERCATOR MOMENTUM FUND III, L.P.

                                         By: M.A.G. CAPITAL, LLC,
                                         its general partner

                                         By: /s/ Harry Aharonian
                                             ----------------------------------
                                             Harry Aharonian, Portfolio Manager

Dated:  May 1, 2006                      MONARCH POINTE FUND, LTD.

                                         By: /s/ Harry Aharonian
                                             ----------------------------------
                                             Harry Aharonian, Portfolio Manager

Dated:  May 1, 2006                      PENTAGON SPECIAL PURPOSE FUND, LTD.

                                         By: /s/ Oskar P. Lewnowski
                                             -----------------------------------
                                             Oskar P. Lewnowski, Director

                                         By: /s/ William F. Maycock
                                             -----------------------------------
                                             William F. Maycock, Director

Dated:  May 1, 2006                      M.A.G. CAPITAL, LLC

                                         By: /s/ Harry Aharonian
                                             -----------------------------------
                                             Harry Aharonian, Portfolio Manager

Dated:  May 1, 2006
                                             /s/ David F. Firestone
                                             -----------------------------------
                                                 David F. Firestone

                                  SCHEDULE 13G

CUSIP No. 760112102                                          Page 13 of 15 Pages

                                  EXHIBIT INDEX

Exhibit A      Agreement of Joint Filing

                                  SCHEDULE 13G

CUSIP No. 760112102                                          Page 14 of 15 Pages

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13G, containing the information required by Schedule 13G, for shares of the common stock of Rentech, Inc. beneficially owned by Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd., Pentagon Special Purpose Fund, Ltd., M.A.G. Capital, LLC and David F. Firestone and such other holdings as may be reported therein.

Dated:  May 1, 2006

MERCATOR MOMENTUM FUND, L.P.

By: M.A.G. CAPITAL, LLC,
its general partner

By: /s/ Harry Aharonian
    ----------------------------------
    Harry Aharonian, Portfolio Manager

MERCATOR MOMENTUM FUND III, L.P.

By: M.A.G. CAPITAL, LLC,
its general partner

By: /s/ Harry Aharonian
    ----------------------------------
    Harry Aharonian, Portfolio Manager

MONARCH POINTE FUND, LTD.

By: /s/ Harry Aharonian
    ----------------------------------
    Harry Aharonian, Portfolio Manager

PENTAGON SPECIAL PURPOSE FUND, LTD.

By: /s/ Oskar P. Lewnowski
    ----------------------------------
    Oskar P. Lewnowski, Director

By: /s/ William F. Maycock
    ----------------------------------
    William F. Maycock, Director

M.A.G. CAPITAL, LLC

By: /s/ Harry Aharonian
    ----------------------------------
    Harry Aharonian, Portfolio Manager

                                  SCHEDULE 13G

CUSIP No. 302240 40 3                                        Page 15 of 15 Pages

/s/ David F. Firestone
----------------------------------
    David F. Firestone